FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CARDERO RESOURCE CORP.

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

June 1, 2006

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 1, 2006.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange, Canada Stockwatch, Market News Publishing and CCN Matthews.

Item 4.	Summary of Material Change

The Issuer has assumed 100% control of the newly discovered Baja California Norte Iron Oxide Copper Gold (IOCG) District, Mexico following notification from Anglo American that they have elected to exit the joint exploration partnership.

Item 5.	Full Description of Material Change

The Issuer has assumed 100% control of the newly discovered Baja California Norte Iron Oxide Copper Gold (IOCG) District, Mexico. Anglo American has elected to exit its joint exploration partnership leaving the Issuer free to pursue its own aggressive exploration and drilling schedule and program.  The Issuer plans to recommence drill-testing at the high grade Picalè Manto Copper Target by mid to late June.

To date, only three targets have been partially drill tested, two of which contain potentially significant mineralization. As valued exploration partners over the past four years Anglo has expended in excess of US$2.5 million on grass-roots exploration within this emergent IOCG belt.  All drill holes to date contain intense IOCG alteration with associated visible copper mineralization that varies from trace amounts to potentially significant accumulations (+20 m).

Highlights of the work to date include the intersection of copper mineralization in every borehole over a 38km strike length associated with intense alteration.

Diamond drilling on the San Fernando target area has intersected multiple copper intersections up to and including (see press release of January 5th 2006 for details):

      18.0m @ 0.54% Cu
      31.0m  @ 0.96% Cu
      46.8m @  0.74% Cu
      68.5m @  0.23% Cu

Previous reconnaissance has indicated that macroscopically similar potassic alteration continues at least 2.5 km west of the westernmost borehole, SF-05 (31m @ 0.96% Cu).  Recent mapping has confirmed the presence of weak to moderate hydrothermal biotite associated with disseminated pyrite and trace chalcopyrite mineralization over an approximate 1.3km2 area within this potassic zone which remains untested.

At Picale; diamond drilling has intersected high-grade copper mineralization over an area of approximately 250m2, four intercepts which average 6.35m @ 2.7% Cu and 0.2 g/t Au (see press releases of January 5th and March 29th 2006 for details).   To date only a very minor portion of the 6-kilometre strike length of the manto horizon has been drill tested and copper mineralization, as presently defined, remains open to the north, west and south.

Proposed future work will consist of an additional minimum 2,000 meters of diamond drilling in 12 to 15 boreholes at Picale, geochemical sampling at the San Fernando and San Jose targets and geological mapping at the El Cuervito and Pilates targets and is expected to commence on June 8th 2006.

EurGeol Dr. Mark D. Cruise, the Issuer’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.

The Issuer is pleased to announce that it has appointed Stephan A. Fitch to the Board of Directors. Mr. Fitch brings to the Issuer a broad range of international corporate finance and investment banking experience gained over 20 years. Mr. Fitch is co-founder and Managing Director of IAG Holdings Limited, a Gibraltar-based holding company for equity investments, and a co-founder and partner in IA Group Ltd., an American corporation, which specializes in merchant and investment banking. The firm’s activities include specialized financings, corporate restructuring, licensing technology transfers, mergers and acquisitions and strategic advisory projects.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Mark D. Cruise, Vice President-Exploration

Business Telephone No.:  (604) 408-7488 Ext. 235

Item 9.	Date of Report

June 8, 2006